UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 24th, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES INCREASED QUARTERLY DIVIDEND PAYMENT
FOR FOURTH QUARTER 2010

Panama City, Republic of Panama, January 24, 2011 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.20 per share corresponding to the fourth quarter 2010.

During the Board of Director’s meeting on January 19, 2011, the Bank’s Board reaffirmed its commitment to a dividend policy that reflects Bladex’s growing core business. In-line with this policy, the quarterly common dividend was increased from $0.17 to $0.20 per share.

The cash dividend is payable on February 11, 2011 to stockholders registered as of February 3, 2011.

As of December 31, 2010, Bladex had 36,710,540.09 common shares outstanding of all classes.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Mr. Christopher Schech, Senior Vice President & Chief Financial Officer
Tel.: (507) 210-8630, E-mail:  cschech@bladex.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY  10005
Attention:  Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com